         PRICING SUPPLEMENT NO. 2006 -- MTNAA030 DATED JANUARY 10, 2006

 (TO PROSPECTUS DATED MAY 3, 2005 AND PROSPECTUS SUPPLEMENT DATED JUNE 1, 2005)

              RULE 424(B)(3) FILE NOS. 333-122925 & 333-122925-01

                          $32,487,500 PRINCIPAL AMOUNT

                             CITIGROUP FUNDING INC.
                          MEDIUM-TERM NOTES, SERIES A
                        (REGISTERED NOTES -- FIXED RATE)

                    PAYMENTS DUE FROM CITIGROUP FUNDING INC.
             FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

               NOTES LINKED TO THE RUSSELL 3000(R) INDEX DUE 2007

- The notes will mature on February 26, 2007. We will not make any payments on the notes prior to maturity.

- You will receive at maturity for each $1,000 principal amount of notes an amount in cash equal to $1,000 plus an index return amount, which may be positive, zero or negative.

- The index return amount will be based on the value of the Russell 3000 Index during the term of the notes.

    - If the ending value of the Russell 3000 Index is greater than its starting value, then the index return amount will be positive and will equal the product of (a) $1,000, (b) the index return of the Russell 3000 Index and
      (c) a participation rate of 200%, subject to a cap of $135. Because the index return amount cannot exceed $135, the maturity payment cannot exceed $1,135 per note.

    - If the ending value of the Russell 3000 Index is less than its starting value and

      - is less than 711.80 (95% of the starting value of the Russell 3000 Index), then the index return amount will be negative and will equal $50 plus the product of (a) $1,000 and (b) the index return of the Russell 3000 Index. In this case, the maturity payment will be less than the $1,000 principal amount per note and could be as low as $50.

      - is equal to or greater than 711.80 (95% of the starting value of the Russell 3000 Index), then the index return amount will be zero and the maturity payment will be $1,000 per note.

    - If the ending value of the Russell 3000 Index is equal to its starting value, then the index return amount will be zero and the maturity payment will be $1,000 per note.

- The notes will be issued in minimum denominations of $1,000 and integral multiples of $500.

- The notes will not be listed for trading on any securities exchange.

     INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE PS-6.

    "Russell 3000(R) Index" and "Russell(R)" are trademarks of Frank Russell Company and have been licensed for use by Citigroup Funding Inc. The notes have not been passed on by Frank Russell Company as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by Frank Russell Company and Frank Russell Company makes no warranties and bears no liability with respect to the notes.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

    The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

                                                              PER NOTE      TOTAL
                                                              --------   -----------
Public Offering Price                                          $1,000    $32,487,500
Agent's Commission                                             $    0    $         0
Proceeds to Citigroup Funding Inc.                             $1,000    $32,487,500

    We expect that delivery of the notes will be made against payment therefor on or about January 13, 2006.

    The notes are being offered through Citigroup Global Markets Inc., as principal.

                                   CITIGROUP

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE NOTES?

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The notes mature on February 26, 2007 and do not provide for earlier redemption by you or by us. The return of the principal amount of your investment in the notes at maturity is not guaranteed.

     Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $500. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the securities through the accounts those systems maintain with DTC. You should refer to the section "Description of the Notes -- Book-Entry System" in the prospectus supplement and the section "Book-Entry Procedures and Settlement" in the prospectus.

WILL I RECEIVE INTEREST ON THE NOTES?

     We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     At maturity, you will receive for each note an amount in cash equal to $1,000 plus an index return amount, which may be positive, zero or negative. Because the index return amount may be negative, the maturity payment could be less than the $1,000 principal amount per note and could be as low as $50.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the index return of the Russell 3000 Index. The index return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

provided that the index return will be subject to a cap of 6.75% on any percentage increase.

     How the index return amount is calculated will depend on whether the index return is positive, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the index return amount will equal the product of:

 $1,000 * Upside Participation Rate * Index Return (subject to a cap of 6.75%)

      The upside participation rate is 200%. Because the index return is capped at 6.75% in the case of an increase in the value of the index, the index return amount cannot exceed $135 and the maturity payment cannot exceed $1,135 per note.

     - IF THE INDEX RETURN IS NEGATIVE and

      - the ending value is less than 711.80 (95% of the starting value of the Russell 3000 Index), then the index return amount will equal:

                         $50 + ($1,000 * Index Return)

       In this case, the index return amount will be negative and the maturity payment will be less than $1,000 per note. The index return amount could be as low as -$950 and the maturity payment could be as low as $50 per note.

      - the ending value is equal to or greater than 711.80 (95% of the starting value of the Russell 3000 Index), then the index return amount will be zero and the maturity payment will be $1,000 per note.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Russell 3000 Index over the term of the notes), then the index return amount will be zero and the maturity payment will be $1,000 per note.

     The starting value will equal 749.26.

     The ending value will be the closing value of the Russell 3000 Index on the valuation date, the third index business day before the maturity date.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Notes -- Index Return Amount" in this pricing supplement.

IS THERE A POSSIBILITY OF LOSS OF CAPITAL?

     If the ending value of the Russell 3000 Index is less than or equal to 95% of its starting value, at maturity you will receive less than the original principal amount of the notes (and possibly as little as $50 per $1,000 principal value of notes), even if the value of the index was greater than the starting value at one or more times over the term of the notes. Even if the ending value of the Russell 3000 Index is greater than 95% of its starting value, the total yield on the notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity. You should refer to "Risk Factors -- The Yield on the Notes May Be Lower Than the Return on a Standard Debt Security of Comparable Maturity."

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For a table setting forth hypothetical maturity payments, see "Description of the Notes -- Maturity Payment -- Hypothetical Examples."

WHO PUBLISHES THE RUSSELL 3000 INDEX AND WHAT DOES IT MEASURE?

     The Russell 3000 Index is published by Frank Russell Company ("Russell") and is designed to track the performance of the common stocks of the 3,000 corporations with the largest market capitalizations incorporated in the United States and its territories. Market capitalization is a measure of the value of a corporation's stock in the public market, and is determined by multiplying the number of shares of stock outstanding by the current price of a share. As of December 31, 2005, the market capitalization of the issuers whose stocks comprise the Russell 3000 Index ranged from approximately $26 million to $371.74 billion, with the average market capitalization being $73.71 billion. The stocks of the issuers that comprise the Russell 3000 Index are traded on the New York Stock Exchange, on the American Stock Exchange, Nasdaq or in the over-the-counter market.

     Please note that an investment in the notes does not entitle you to any ownership or other interest in the stocks of the companies included in the Russell 3000 Index.

HOW HAS THE RUSSELL 3000 INDEX PERFORMED HISTORICALLY?

     We have provided a table showing the closing values of the Russell 3000 Index on the last index business day of each month from January 2000 to December 2005 and a graph showing the closing values of the Russell 3000 Index on the last index business day of each year from 1986 through 2005. You can find this table and the graph in the section "Description of the Russell 3000 Index -- Historical Data on the Russell 3000 Index" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Russell 3000 Index in various economic environments; however, past performance is not necessarily indicative of how the Russell 3000 Index will perform in the future. You should refer to the section "Risk Factors Relating to the Notes -- The Historical Performance of the Russell 3000 Index Is Not an Indication of the Future Performance of the Russell 3000 Index" in this pricing supplement.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES?

     In purchasing a note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Russell 3000 Index at maturity. Under such treatment, upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder's tax basis in the note at that time. Gain or loss on the sale, redemption or other disposition of the note generally will be long-term capital gain or loss if the U.S. Holder has held the note for more than one year at maturity. Due to the absence of authority as to the proper characterization of the notes, no assurance can be given that the Internal Revenue Service will accept, or that a court will uphold, the characterization and tax treatment described above, and alternative treatments of the notes could result in less favorable U.S. federal income tax consequences to you, including a requirement to accrue income on a current basis. You should refer to the section "Certain United States Federal Income Tax Considerations" in this pricing supplement for more information.

WILL THE NOTES BE LISTED ON AN EXCHANGE?

     The notes will not be listed for trading on any securities exchange.

CAN YOU TELL ME MORE ABOUT CITIGROUP AND CITIGROUP FUNDING?

     Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

     Citigroup's consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

                                      NINE MONTHS               YEAR ENDED DECEMBER 31,
                                         ENDED           -------------------------------------
                                  SEPTEMBER 30, 2005     2004    2003    2002    2001    2000
                                 ---------------------   -----   -----   -----   -----   -----
Ratio of income to fixed
  charges (excluding interest
  on deposits).................          2.34x           2.65x   3.42x   2.52x   1.93x   1.76x
Ratio of income to fixed
  charges (including interest
  on deposits).................          1.85x           2.01x   2.43x   1.90x   1.59x   1.49x
Ratio of income to combined
  fixed charges including
  preferred stock dividends
  (excluding interest on
  deposits)....................          2.33x           2.63x   3.39x   2.50x   1.92x   1.75x
Ratio of income to combined
  fixed charges including
  preferred stock dividends
  (including interest on
  deposits)....................          1.84x           2.00x   2.41x   1.89x   1.58x   1.48x

WHAT IS THE ROLE OF CITIGROUP FUNDING'S AND CITIGROUP'S AFFILIATE, CITIGROUP GLOBAL MARKETS INC.?

     Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section "Plan of Distribution" in the accompanying prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the notes.

CAN YOU TELL ME MORE ABOUT THE EFFECT OF CITIGROUP FUNDING'S HEDGING ACTIVITY?

     We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Russell 3000 Index or in other instruments, such as options, swaps or futures, based upon the Russell 3000 Index or the stocks underlying the Russell 3000 Index. This hedging activity could affect the value of the Russell 3000 Index and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to "Risk Factors Relating to the Notes -- Citigroup Funding's Hedging Activity Could Result in a Conflict of Interest" and "-- The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest" in this pricing supplement and "Use of Proceeds and Hedging" in the accompanying prospectus.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this pricing supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference:
(i) Annual Report on Form 10-K for the year ended December 31, 2004; (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures);
(iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22,
2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 15,
2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May
31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005,
June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June
30, 2005, July 1, 2005, July 14, 2005, July 18, 2005, July 19, 2005, July 28,
2005, August 1, 2005, August 3, 2005, August 22, 2005, August 25, 2005, August
26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28,
2005, September 29, 2005, September 30, 2005, October 7, 2005, October 17, 2005,
October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005, November 1, 2005, November 30, 2005, December 1, 2005, December 13, 2005, December 16,
2005, December 23, 2005 and December 27, 2005.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the world wide web on the internet at http://www.sec.gov.

                       RISK FACTORS RELATING TO THE NOTES

     Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the ending value of the Russell 3000 Index on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Russell 3000 Index and other events that are difficult to predict and beyond our control.

YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS IF THE RUSSELL 3000 INDEX DECREASES

     The amount of the maturity payment will depend on the ending value of the Russell 3000 Index on the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending value of the Russell 3000 Index is less than or equal to
711.80 (95% of the starting value of the Russell 3000 Index), the amount you receive at maturity for each note will be less than the $1,000 you pay for each note, and could be as low as $50, in which case your investment in the notes will result in a loss. This will be true even if the value of the Russell 3000 Index at any point during the term of the notes is greater than 711.80 (95% of the starting value of the Russell 3000 Index) but the ending value of the Russell 3000 Index is less than or equal to 711.80.

THE APPRECIATION OF YOUR INVESTMENT IN THE NOTES WILL BE CAPPED

     Despite the participation rate of 200%, the 6.75% cap on the index return amount per $1,000 principal amount of notes will operate to limit your total return on the notes to 13.5%, or $135.

THE YIELD ON THE NOTES MAY BE LOWER THAN THE RETURN ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The notes do not pay any interest. As a result, if the ending value of the Russell 3000 Index is less than 767.09, the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS OF INTEREST

     You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Russell 3000 Index.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST

     We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Russell 3000 Index and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

     Value of the Russell 3000 Index. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the Russell 3000 Index on the date of this pricing supplement and the future value of the Russell 3000 Index. However, changes in the value of the Russell 3000 Index may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Russell 3000 Index is greater than its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value of the Russell 3000 Index because of expectations that the value of the Russell 3000 Index will continue to fluctuate from that time to the time when the ending value of the Russell 3000 Index is determined. In addition, significant increases in the value of the Russell 3000 Index may not be reflected in the trading price of the notes as a result of the cap. If you choose to sell your notes when the value of the Russell 3000 Index is below its starting value, you may receive less than the amount you originally invested.

     Trading prices of the underlying stocks of the Russell 3000 Index will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding's hedging activities in the underlying stocks of the Russell 3000 Index, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the Russell 3000 Index and the value of the index.

     Volatility of the Russell 3000 Index. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Russell 3000 Index changes during the term of the notes, the market value of the notes may decrease.

     Events Involving the Companies Comprising the Russell 3000 Index. General economic conditions and earnings results of the companies whose common stocks comprise the Russell 3000 Index and real or anticipated changes in those conditions or results may affect the market value of the notes.

     Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

     Time Premium or Discount. As a result of a "time premium or discount," the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Russell 3000 Index the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of the Russell 3000 Index during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

     Hedging Activities. Hedging activities related to the notes by us or one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Russell 3000 Index or in other instruments, such as options, swaps or futures, based upon the Russell 3000 Index or the stocks underlying the Russell 3000 Index. This hedging activity could affect the value of the Russell 3000 Index and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

     Citigroup Funding and Citigroup's Credit Ratings, Financial Condition and Results. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of the payments due on the notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the Russell 3000 Index.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the notes of a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

THE HISTORICAL PERFORMANCE OF THE RUSSELL 3000 INDEX IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE RUSSELL 3000 INDEX

     The historical performance of the Russell 3000 Index, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Russell 3000 Index during the term of the notes. Changes in value of the Russell 3000 Index will affect the trading price of the notes, but it is impossible to predict whether the value of the Russell 3000 Index will fall or rise.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP

     The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity.

THE MARKET VALUE OF THE NOTES MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE RUSSELL 3000 INDEX OR DERIVATIVE INSTRUMENTS RELATED TO THE INDEX BY AFFILIATES OF CITIGROUP FUNDING

     Citigroup Funding's affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Russell 3000 Index or derivative instruments relating to the index or to the stocks underlying the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Russell 3000 Index and therefore the market value of the notes.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP FUNDING, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

CITIGROUP FUNDING'S HEDGING ACTIVITY COULD RESULT IN A CONFLICT OF INTEREST

     We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Russell 3000 Index or in other instruments, such as options, swaps or futures, based upon the Russell 3000 Index or the stocks underlying the Russell 3000 Index. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Russell 3000 Index and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE NOTES ARE UNCERTAIN

     No statutory, judicial or administrative authority directly addresses the characterization of the notes or instruments similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under "Certain United States Federal Income Tax Considerations" in this pricing supplement. Alternative characterization of the notes may affect the U.S. tax consequences of investing in the notes, including for non-U.S. investors.

                            DESCRIPTION OF THE NOTES

     The description in this pricing supplement of the particular terms of the Notes Linked to the Russell 3000 Index Due February 26, 2007 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered notes set forth in the accompanying prospectus and prospectus supplement.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an Index Return Amount as described below. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Russell 3000 Index.

REDEMPTION AT THE OPTION OF THE HOLDER

     The Notes are not subject to redemption at the option of any holder prior to maturity.

PAYMENT AT MATURITY

     The Notes will mature on February 26, 2007. At maturity, you will receive for each note a Maturity Payment equal to the sum of the initial principal amount of $1,000 per note plus the Index Return Amount, which may be positive, zero or negative.

INDEX RETURN AMOUNT

     The Index Return Amount will be based on the Index Return of the Russell 3000 Index. The Index Return, which is presented in this pricing supplement as a percentage, will equal the following fraction:

                         Ending Value -- Starting Value
                       ---------------------------------
                                 Starting Value

provided that the Index Return will be subject to a cap of 6.75% on any percentage increase.

     How the Index Return Amount is calculated will depend on whether the Index Return is negative, zero or negative:

     - IF THE INDEX RETURN IS POSITIVE, the Index Return Amount will equal the product of:

 $1,000 * Upside Participation Rate * Index Return (subject to a cap of 6.75%)

     The Upside Participation Rate is 200%. Because the Index Return is capped at 6.75% in the case of an increase in the value of the index, the Index Return Amount cannot exceed $135 and the Maturity Payment cannot exceed $1,135 per note.

     - IF THE INDEX RETURN IS NEGATIVE and

       - the Ending Value is less than 711.80 (95% of the Starting Value of the Russell 3000 Index), then the Index Return Amount will equal:

                             $50 + ($1,000 * Index Return)

         In this case, the Index Return Amount will be negative and the Maturity Payment will be less than $1,000 per note. The Index Return Amount could be as low as -$950 and the Maturity Payment could be as low as $50 per note.

       - the Ending Value is equal to or greater than 711.80 (95% of the Starting Value of the Russell 3000 Index), then the Index Return Amount will be zero and the Maturity Payment will be $1,000 per note.

     - IF THE INDEX RETURN IS ZERO (i.e., if there is no change in the value of the Russell 3000 Index over the term of the Notes), then the Index Return Amount will be zero and the Maturity Payment will be $1,000 per note.

     The "Starting Value" equals 749.26, the closing value of the Russell 3000 Index on the date of this pricing supplement.

     The "Ending Value" will be the closing value of the Russell 3000 Index on the Valuation Date, the third Index Business Day before the maturity date.

     If no closing value of the Russell 3000 Index is available on the Valuation Date because of a Market Disruption Event or otherwise, unless deferred by the calculation agent as described below, the closing value of the Russell 3000 Index will be the arithmetic mean, as determined by the calculation agent, of the closing value of the Russell 3000 Index obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other subsidiaries or affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Russell 3000 Index by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring but not past the Index Business Day prior to maturity.

     An "Index Business Day" means a day, as determined by the calculation agent, on which the Russell 3000 Index or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Russell 3000 Index on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Russell 3000 Index. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

     A "Market Disruption Event" means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of, (a) stocks which then comprise 20% or more of the value of the Russell 3000 Index or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Russell 3000 Index or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Russell 3000 Index or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the Russell 3000 Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Russell 3000 Index will be based on a comparison of the portion of the value of the Russell 3000 Index attributable to that security relative to the overall value of the Russell 3000 Index, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     Because the return on the Notes is dependent on the Ending Value of the Russell 3000 Index, and because the Ending Value of the Russell 3000 Index could be a number of different values, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity.

     The table below shows hypothetical Maturity Payments per note, for a range of Ending Values of the Russell 3000 Index. The table assumes that the Starting Value of the Russell 3000 Index is 749.26.

CLOSING VALUE   PAYMENT AT MATURITY   INDEX RETURN   RETURN ON NOTE
-------------   -------------------   ------------   --------------
      0.00             $  50               -100%           -95%
     37.46             $ 100                -95%           -90%
     74.93             $ 150                -90%           -85%
    112.39             $ 200                -85%           -80%
    149.85             $ 250                -80%           -75%
    187.32             $ 300                -75%           -70%
    224.78             $ 350                -70%           -65%
    262.24             $ 400                -65%           -60%
    299.70             $ 450                -60%           -55%
    337.17             $ 500                -55%           -50%
    374.63             $ 550                -50%           -45%
    412.09             $ 600                -45%           -40%
    449.56             $ 650                -40%           -35%
    487.02             $ 700                -35%           -30%
    524.48             $ 750                -30%           -25%
    561.95             $ 800                -25%           -20%
    599.41             $ 850                -20%           -15%
    636.87             $ 900                -15%           -10%
    674.33             $ 950                -10%            -5%
    711.80             $1000                 -5%             0%
    749.26             $1000                  0%             0%
    786.72             $1100                  5%            10%
    824.19             $1135                 10%          13.5%
    861.65             $1135                 15%          13.5%
    899.11             $1135                 20%          13.5%
    936.58             $1135                 25%          13.5%
    974.04             $1135                 30%          13.5%
   1011.50             $1135                 35%          13.5%
   1048.96             $1135                 40%          13.5%
   1086.43             $1135                 45%          13.5%
   1123.89             $1135                 50%          13.5%
   1161.35             $1135                 55%          13.5%
   1198.82             $1135                 60%          13.5%
   1236.28             $1135                 65%          13.5%
   1273.74             $1135                 70%          13.5%

     The examples are for purposes of illustration only. The actual Index Return Amount will depend on the actual Ending Value determined by the calculation agent as provided in this pricing supplement. Historical closing values for the Russell 3000 Index are included in this pricing supplement under "Description of the Russell 3000 Index -- Historical Data on the Russell 3000 Index."

DISCONTINUANCE OF THE RUSSELL 3000 INDEX

     If Russell discontinues publication of the Russell 3000 Index or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Russell 3000 Index, then the value of the index will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

     If Russell discontinues publication of the Russell 3000 Index and a successor index is not selected by the calculation agent or is no longer published on any date of determination of the value of the index, the value to be substituted for the Russell 3000 Index for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Russell 3000 Index prior to any such discontinuance.

     If Russell discontinues publication of the Russell 3000 Index prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in computing the value of the Russell 3000 Index. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 3000 Index may adversely affect trading in the Notes.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Russell 3000 Index as described above, the successor index or value will be substituted for the Russell 3000 Index for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Russell 3000 Index may adversely affect the value of the Notes.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Russell 3000 Index or a successor index is changed in any material respect, or if the Russell 3000 Index or a successor index is in any other way modified so that the value of the Russell 3000 Index or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Russell 3000 Index or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Russell 3000 Index or the successor index. Accordingly, if the method of calculating the Russell 3000 Index or the successor index is modified so that the value of the Russell 3000 Index or the successor index is a fraction or a multiple of what it would have been if it had not been modified (e.g., due to a split in the Russell 3000 Index), then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified (e.g., as if the split had not occurred).

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the Maturity Payment, calculated as though the maturity of the Notes were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the claim of the beneficial owner of a Note against the entity that becomes subject to a bankruptcy proceeding will be capped at the Maturity Payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

     In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.25% per annum on the unpaid amount due.

PAYING AGENT, TRUSTEE AND CUSIP

     Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. JPMorgan Chase Bank, N.A., as trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

     The CUSIP number for the Notes is 1730T0 AC 3.

CALCULATION AGENT

     The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

                     DESCRIPTION OF THE RUSSELL 3000 INDEX

GENERAL

     Unless otherwise stated, all information herein regarding the Russell 3000 Index (the "Index") is derived from Russell or other publicly available sources. Such information reflects the policies of Russell as stated in such sources and such policies are subject to change by Russell. Russell is under no obligation to continue to publish the Index and may discontinue publication of the Index at any time. Neither Russell nor Citigroup Funding Inc. takes any responsibility for the accuracy or completeness of such information.

     The Index is an index calculated, published and disseminated by Russell, and measures the composite price performance of 3,000 of the largest U.S. companies as determined by market capitalization and represents approximately 98% of the investable U.S. equity market. All 3,000 stocks are traded on the New York Stock Exchange, the American Stock Exchange, Nasdaq or in the over-the-counter market. As of December 31, 2005, the average market capitalization of companies included in the Index was $73.71 billion. As of December 31, 2005, the major industry groups covered in the Index (listed according to their respective capitalization in the Index) were as follows: financial services (22.62%), consumer discretionary (13.85%), technology (13.62%), health care (13.00%), utilities (6.61%), consumer staples (6.54%), producer durables (4.82%), integrated oils (4.78%), materials and processing (4.27%), energy (3.75%) and auto and transportation (2.36%). The identity of the five largest companies represented in the Index as of December 31, 2005, were as follows: General Electric Co., Exxon Mobil Corp., Citigroup Inc., Microsoft Corp. and Procter & Gamble Co.

COMPUTATION OF THE RUSSELL 3000 INDEX

     Only common stocks belonging to corporations domiciled in the U.S. and its territories are eligible for inclusion in the Index. Stocks must trade at or above $1.00 on May 31 to be eligible for inclusion. However, if a stock trades below $1.00 after May 31, such stock is not removed from the Index unless such stock trades below $1.00 on the following May 31. Stocks traded on U.S. exchanges but domiciled in other countries are excluded. Preferred stock, convertible preferred stock, participating preferred stock, paired shares, warrants and rights are also excluded. Trust receipts, Royalty Trusts, limited liability companies, OTC Bulletin Board companies, pink sheets, closed-end mutual funds, and limited partnerships that are traded on U.S. exchanges are also ineligible for inclusion. Real Estate Investment Trusts and Beneficial Trusts are eligible for inclusion, however. Generally, only one class of securities of a company is allowed in the Index, although exceptions to this general rule have been made where Russell has determined that each class of securities acts independent of the other.

     The primary criterion used to determine the initial list of securities eligible for the Index is total market capitalization, which is defined as the price of the shares times the total number of shares outstanding. Based on closing values on May 31 of each year, Russell reconstitutes the composition of the Index using the then existing market capitalizations of eligible companies. As of June 30 of each year, the Index is adjusted to reflect the reconstitution for that year. Publication of the Index began on January 1, 1987.

     As a capitalization-weighted index, the Index reflects changes in the capitalization (market value) of the component stocks relative to the capitalization on a base date. The current Index value is calculated by adding the market values of the Index's component stocks, which are derived by multiplying the price of each stock by the number of shares outstanding, to arrive at the total market capitalization of the 3,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Index on the base date of December 31, 1986. To calculate the Index, closing prices on a security's primary exchange will be used for exchange-traded and Nasdaq stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Index. In order to provide continuity for the Index's value, the divisor is adjusted periodically to reflect such events as changes in the number of common shares outstanding for component stocks, company additions or deletions, corporate restructurings and other capitalization changes.

     The value of the Index is reported on Bloomberg under the symbol "RAY," on the American Stock Exchange under the symbol "RUA.X" and on Reuters under the symbol ".RUA."

     All disclosure contained in this pricing supplement regarding the Russell 3000 Index, or its publisher, is derived from publicly available information. All copyrights and other intellectual property rights relating to the Russell 3000 Index are owned by Frank Russell Company. Frank Russell Company has no relationship with Citigroup Funding, or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes.

HISTORICAL DATA ON THE RUSSELL 3000 INDEX

     The following table sets forth the value of the Russell 3000 Index at the end of each month in the period from January 2000 through December 2005. These historical data on the Russell 3000 Index are not necessarily indicative of the future performance of the Russell 3000 Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the Russell 3000 Index during any period set forth below is not an indication that the Russell 3000 Index is more or less likely to increase or decrease at any time during the term of the Notes.

                                             2000     2001     2002     2003     2004     2005
                                            ------   ------   ------   ------   ------   ------
January...................................  761.73   749.98   625.60   476.91   642.61   674.54
February..................................  767.72   680.52   611.89   468.15   650.24   688.05
March.....................................  826.03   635.67   638.15   472.39   641.68   675.45
April.....................................  797.06   686.12   604.13   510.33   627.71   660.02
May.......................................  773.99   690.63   596.29   540.22   635.84   683.87
June......................................  796.44   677.35   552.65   546.74   647.54   687.61
July......................................  781.09   665.49   508.12   558.52   622.33   715.02
August....................................  838.61   625.26   509.65   570.02   623.86   706.84
September.................................  799.68   569.53   455.41   563.06   632.53   712.21
October...................................  788.02   582.22   490.95   596.28   642.15   698.14
November..................................  714.47   626.15   519.72   603.54   670.84   723.62
December..................................  725.75   634.16   489.49   630.13   693.63   723.31

     The closing value of the Russell 3000 Index on January 10, 2006 was 749.26.

HISTORICAL CLOSING VALUES

     The following graph illustrates the historical performance of the Russell 3000 Index based on the closing value thereof at the end of each year from 1986 through 2005. Past movements of the index are not necessarily indicative of future index values.

                                    [GRAPH]

LICENSE AGREEMENT

     Frank Russell Company and Citigroup Global Markets Inc. have entered into a non-exclusive license agreement providing for the license to Citigroup Global Markets Inc. and its affiliates, in exchange for a fee, of the right to use indices owned and published by Frank Russell Company in connection with certain business applications.

     The license agreement between Frank Russell Company and Citigroup Global Markets Inc. provides that the following language must be stated in this pricing supplement.

     "Where indicated, Frank Russell Company is the source and owner of certain of the data contained or reflected in this material and all trademarks and copyrights related thereto. The material may contain confidential information and unauthorized use, disclosure, copying, dissemination or redistribution is strictly prohibited. This material contains presentation by Citigroup Funding of the Frank Russell Company data. Frank Russell Company is not responsible for the formatting or configuration of this material or for any inaccuracy in presentation thereof."

     The Russell 3000(R) Index and Russell(R) are trade or service marks of Frank Russell Company.

     FRANK RUSSELL COMPANY MAKES NO REPRESENTATION OR EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, INCLUDING WITHOUT LIMITATION THOSE FOR MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE ACCURACY, COMPLETENESS, RELIABILITY OR OTHERWISE OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN, OR ANY SECURITY (OR COMBINATION THEREOF) COMPRISING THE RUSSELL INDEXES. FRANK RUSSELL COMPANY DOES NOT WARRANT OR MAKE ANY REPRESENTATIONS REGARDING THE USE, OR THE RESULTS OF USE, OF THE RUSSELL INDEXES OR ANY DATA INCLUDED THEREIN OR ANY SECURITY (OR COMBINATION THEREOF) COM-

PRISING THE RUSSELL INDEXES. FRANK RUSSELL COMPANY'S PUBLICATION OF THE RUSSELL INDEXES IN NO WAY SUGGESTS OR IMPLIES AN OPINION BY FRANK RUSSELL COMPANY AS TO THE ATTRACTIVENESS OF INVESTMENT IN ANY OR ALL OF THE SECURITIES UPON WHICH THE RUSSELL INDEXES ARE BASED.

     All disclosures contained in this pricing supplement regarding the Russell 3000 Index, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Frank Russell Company. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is a summary of the principal U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a "U.S. person") who is the beneficial owner of a Note (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

     This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. No ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. ACCORDINGLY, A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE NOTES SHOULD CONSULT ITS TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

     In purchasing a Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Russell 3000 Index at maturity under which an amount equal to the purchase price of the Note is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder's payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding' other assets and applied in a manner consistent with the "Use of Proceeds and Hedging" in the accompanying prospectus.) As discussed below, there is no assurance that the IRS will agree with this treatment, and alternative treatments of the Notes could result in less favorable U.S. federal income tax consequences to a holder, including a requirement to accrue income on a current basis.

     Under the characterization of the Notes as cash-settled capped variable forward contracts, a holder's tax basis in a Note generally will equal the holder's cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the Note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition.

     Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder's tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.

     Due to the absence of authority as to the proper characterization of the Notes and the absence of any comparable notes or instruments for which there is a widely accepted tax treatment, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization of the Notes as cash-settled capped variable forward contracts and the tax treatment described above. In particular, because a holder will be entitled to a cash amount equal to or greater than the principal amount of such holder's Notes unless the Ending Value of the Russell 3000 Index is less than 95% of the Starting Value of the Russell 3000 Index, the IRS could seek to analyze the federal income tax consequences of owning Notes under Treasury regulations governing contingent payment debt instruments (the "Contingent Payment Regulations"). The Contingent Payment Regulations are complex, but very generally apply the original issue discount rules of the Internal Revenue Code to a contingent payment debt instrument by requiring that original issue discount be accrued every year at a "comparable yield" for the issuer of the instrument, determined at the time of issuance of the obligation. In addition, the Contingent Payment Regulations require that a projected payment schedule, which results in such a "comparable yield," be determined, and that adjustments to income accruals be made to account for differences between actual payments and projected amounts. To the extent that the comparable yield as so determined exceeds the projected payments on a contingent debt instrument in any taxable year, the owner of that instrument will recognize ordinary interest income for that taxable year in excess of the cash the owner receives and such excess would increase the U.S. Holder's tax basis in the debt instrument. In addition, any gain realized on the sale, exchange or redemption of a contingent payment debt instrument will be treated as ordinary income. Any loss realized on such sale, exchange or redemption will be treated as an ordinary loss to the extent that the holder's original issue discount inclusions with respect to the obligation exceed prior reversals of such inclusions required by the adjustment mechanism described above. Any loss realized in excess of such amount generally will be treated as a capital loss.

     The Contingent Payment Regulations apply only to debt instruments that provide for contingent payments. The Notes provide economic returns that are indexed to the performance of the Russell 3000 Index, and offer no assurance that a holder's investment will be returned to the holder at maturity. Accordingly, Citigroup Funding believes that it is reasonable to treat the Notes for U.S. federal income tax purposes, not as debt instruments, but as cash-settled capped variable forward contracts in respect of which holders have deposited a fixed amount of cash with Citigroup Funding. If, however, the IRS were successfully to maintain that the Contingent Payment Regulations apply to the Notes, then, among other matters, a U.S. Holder would be required to include in income each year an accrual of interest at a comparable yield for a comparable non-contingent Note issued by Citigroup Funding even though the holder will be entitled to no payments until the maturity of the Notes. In addition, gain realized by a holder on the sale or other taxable disposition of a Note (including as a result of payments made at maturity) generally would be characterized as ordinary income, rather than as short- or long-term capital gain (depending on whether the Note has been held for more than one year).

     Even if the Contingent Payment Regulations do not apply to the Notes, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different from those described above. Under alternative characterizations of the Notes, it is possible, for example, that a Note could be treated as including a debt instrument and a forward contract or two or more options.

     It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the regulations states that the "wait and see" method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

     Some or all of the net long-term capital gain arising from certain "constructive ownership" transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of "constructive ownership" transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey "substantially all" of the economic return on an underlying asset from the scope of "constructive ownership" transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

NON-UNITED STATES PERSONS

     In the case of a holder of the Notes that is not a U.S. person, payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

ESTATE TAX

     In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.